SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

iBASIS, INC.
(Name of Subject Company (Issuer))

KPN B.V.
(Offeror)

KONINKLIJKE KPN N.V.
(Parent of Offeror)

CELTIC ICS INC.
(Wholly Owned Subsidiary of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

450732201
(CUSIP Number of Class of Securities)

Michel Hoekstra
Koninklijke KPN N.V.
Maanplein 55
2516 CK, The Hague, The Netherlands
+31 70 446 2093
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark I. Greene, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$69,991,322	$3,906
(1)           Estimated for purposes of calculating the filing fee only.  This amount is determined by multiplying 31,107,254 shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc. (the “Company”) by $2.25 per Share, which is the offer price.  Such number of Shares represents the 71,228,328 Shares issued and outstanding as of July 31, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, less the 40,121,074 Shares already owned by KPN B.V.

(2)           The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by .0000558.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,690	Filing Party: Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 28, 2009

Amount Previously Paid: $1,216	Filing Party: Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc.
Form or Registration No.: Schedule TO-T/A	Date Filed: October 5, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission (the “SEC”) on July 28, 2009, as amended and supplemented from time to time (the “Schedule TO”), by (i) KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”) and a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“Parent”), (ii) Parent and (iii) Celtic ICS Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Purchaser.  The Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc., a Delaware corporation (the “Company”), that are not already owned by Purchaser at a purchase price of $2.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Item 11.   Additional Information.

(1)     Item 11 of the Schedule TO is hereby supplemented by the following information:

Attached as exhibits (a)(5)(iv) through (a)(5)(xxiv) to this Schedule TO are copies of materials produced by Parent in connection with the iBasis Delaware Action and filed by the Company on November 5, 2009 as exhibits to its Schedule 14D-9 (the “Additional Exhibits”). The Additional Exhibits consist largely of incomplete works-in-progress, analyses based on information that was later superseded by updated financial results, early drafts of analyses that were subjected to additional work within KPN and ultimately replaced by the Parent Projections, and backup calculations used to generate the Parent Projections.  Additionally, several of the Additional Exhibits contain underlying assumptions related to the June 2009 Scenarios (or were drafted in preparation of the June 2009 Scenarios).  The remaining Additional Exhibits consist of duplications of information otherwise disclosed in the Schedule TO and alternate presentations of information disclosed elsewhere in the Schedule TO. As a result, Parent and Purchaser believe the Additional Exhibits are not material to a stockholder’s decision as to whether to tender its Shares into the Offer.

Item 12.   Exhibits.

(1)     The following exhibits are filed herewith:

(a)(5)(iv)	Email dated October 24, 2008 attaching KPN Presentation (JX51a).
(a)(5)(v)	KPN Presentation dated November 2008 (incorrectly dated “November 2009”) (JX162).
(a)(5)(vi)	Email dated April 6, 2009 attaching KPN Presentation (JX230).
(a)(5)(vii)	Email dated April 6, 2009 attaching KPN Presentation (JX193a).
(a)(5)(viii)	Email dated April 7, 2009 attaching KPN Presentation (JX240).
(a)(5)(ix)	Email dated April 7, 2009 attaching KPN Presentation (JX192).
(a)(5)(x)	Email dated April 7, 2009 attaching KPN Presentation (JX85).
(a)(5)(xi)	KPN Presentation dated April 9, 2009 (JX195).
(a)(5)(xii)	KPN Presentation dated April 9, 2009 (JX243).
(a)(5)(xiii)	Email dated April 14, 2009 attaching KPN Presentation (JX246a).
(a)(5)(xiv)	KPN Presentation dated April 16, 2009 (JX247).
(a)(5)(xv)	Email dated April 21, 2009 attaching KPN Presentation (JX1278).
(a)(5)(xvi)	Email dated April 29, 2009 attaching KPN Presentation (JX96).
(a)(5)(xvii)	KPN Presentation dated May 28, 2009 (JX197).
(a)(5)(xviii)	Email dated June 2, 2009 attaching KPN Presentation (JX103).
(a)(5)(xix)	KPN Presentation dated June 4, 2009 (JX105).
(a)(5)(xx)	Email dated June 10, 2009 attaching KPN Presentation (JX261).
(a)(5)(xxi)	Email dated June 11, 2009 attaching KPN Presentation (JX1280a).
(a)(5)(xxii)	Email dated June 12, 2009 attaching KPN Presentation (JX115a).
(a)(5)(xxiii)	Email dated July 7, 2009 attaching KPN Presentation (JX198a).
(a)(5)(xxiv)	KPN Presentation dated July 8, 2009 (JX124).

                          SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KPN B.V.

by KONINKLIJKE KPN N.V., its sole director

By:	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Corporate Legal Officer & Attorney-in-Fact

Date: November 9, 2009

KONINKLIJKE KPN N.V.

By:	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Corporate Legal Officer & Attorney-in-Fact

Date: November 9, 2009

CELTIC ICS INC.

By:	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Secretary

Date: November 9, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated July 28, 2009*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vi)	Summary Advertisement published in the Wall Street Journal on July 28, 2009*
(a)(1)(vii)	Letter dated July 12, 2009 to the board of directors of iBasis, Inc. (incorporated by reference to Exhibit D to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*
(a)(1)(viii)	Press release issued by Parent on July 13, 2009 (incorporated by reference to Exhibit E to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*
(a)(1)(ix)	Press release issued by Parent on August 6, 2009*
(a)(1)(x)	Press release issued by Parent on August 13, 2009*
(a)(1)(xi)	Press release issued by Parent on August 21, 2009*
(a)(1)(xii)	Press release issued by Parent on October 5, 2009*
(a)(1)(xiii)	Press release issued by Parent on October 20, 2009
(a)(5)(i)
Complaint filed by the Company on August 3, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(9) to Amendment No. 2 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 4, 2009)*

(a)(5)(ii)
Answer and Counterclaims filed by Parent on August 13, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS, in the Court of Chancery of the State of Delaware*

(a)(5)(iii)
Complaint filed by the Company on August 18, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., No. 09 CV 7288, in the United States District Court for the Southern District of New York (incorporated by reference to Exhibit (a)(18) to Amendment No. 8 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 18, 2009)*

(a)(5)(iv)	Email dated October 24, 2008 attaching KPN Presentation (JX51a).
(a)(5)(v)	KPN Presentation dated November 2008 (incorrectly dated “November 2009”) (JX162).
(a)(5)(vi)	Email dated April 6, 2009 attaching KPN Presentation (JX230).
(a)(5)(vii)	Email dated April 6, 2009 attaching KPN Presentation (JX193a).
(a)(5)(viii)	Email dated April 7, 2009 attaching KPN Presentation (JX240).
(a)(5)(ix)	Email dated April 7, 2009 attaching KPN Presentation (JX192).
(a)(5)(x)	Email dated April 7, 2009 attaching KPN Presentation (JX85).
(a)(5)(xi)	KPN Presentation dated April 9, 2009 (JX195).
(a)(5)(xii)	KPN Presentation dated April 9, 2009 (JX243).
(a)(5)(xiii)	Email dated April 14, 2009 attaching KPN Presentation (JX246a).
(a)(5)(xiv)	KPN Presentation dated April 16, 2009 (JX247).
(a)(5)(xv)	Email dated April 21, 2009 attaching KPN Presentation (JX1278).
(a)(5)(xvi)	Email dated April 29, 2009 attaching KPN Presentation (JX96).
(a)(5)(xvii)	KPN Presentation dated May 28, 2009 (JX197).
(a)(5)(xviii)	Email dated June 2, 2009 attaching KPN Presentation (JX103).
(a)(5)(xix)	KPN Presentation dated June 4, 2009 (JX105).
(a)(5)(xx)	Email dated June 10, 2009 attaching KPN Presentation (JX261).
(a)(5)(xxi)	Email dated June 11, 2009 attaching KPN Presentation (JX1280a).
(a)(5)(xxii)	Email dated June 12, 2009 attaching KPN Presentation (JX115a).
(a)(5)(xxiii)	Email dated July 7, 2009 attaching KPN Presentation (JX198a).
(a)(5)(xxiv)	KPN Presentation dated July 8, 2009 (JX124).
(b)
Euro 1,500,000,000 Syndicated Revolving Credit Agreement dated as of August 16, 2006 among Parent, ABN AMRO Bank N.V., as facility agent, an original lender, a mandated lead arranger, euro swingline agent and dollar swingline agent, and the other financial institutions party thereto (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*

(c)(i)	Presentation of Morgan Stanley dated July 8, 2009*
(c)(ii)	Presentation of Morgan Stanley dated June 3, 2009*
(c)(iii)	Presentation of Morgan Stanley dated May 13, 2009*
(c)(iv)	Morgan Stanley Discussion Materials dated May 22, 2009*
(c)(v)	Morgan Stanley Discussion Materials dated June 2, 2009*

(d)(i)
Share Purchase and Sale Agreement dated as of June 21, 2006 between the Company and Purchaser (incorporated by reference to Exhibit 2 to the Schedule 13D amendment filed by Purchaser and Parent on  October 11, 2007)*

(d)(ii)
Amendment No. 1 dated as of December 18, 2006 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 3 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(iii)
Amendment No. 2 dated as of April 26, 2007 to Share Purchase and Sale Agreement between the Company  and Purchaser (incorporated by reference to Exhibit 4 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(iv)
Amendment No. 3 dated as of August 1, 2007 to Share Purchase and Sale Agreement between the Company  and Purchaser (incorporated by reference to Exhibit 5 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(v)
Registration Rights Agreement dated as of October 1, 2007 between the Company and Purchaser (incorporated by reference to Exhibit 4.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007)*

(d)(vi)	Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007)*
(d)(vii)	Amendment No. 1 to the Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on November 14, 2007)*
(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule II to the Offer to Purchase)*
(g)	None
(h)	None
(i)	Power of Attorney dated as of July 11, 2009*

* Previously filed